UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 001-39557

Common Shares CUSIP No. 83013Q509

Tradeable Warrants CUSIP No. 83013Q152

(Check one):	☐Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

SIYATA MOBILE INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1751 Richardson Street, Suite #2207

(Address of Principal Executive Office (Street and Number))

Montreal, Quebec H3K-1G6, Canada

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As noted in the Form 6-K filed by Siyata Mobile Inc. (the “Company” or “Siyata”) on March 27, 2023 with the U.S. Securities and Exchange Commission (“SEC”), Marcum, LLP (“Marcum”) notified Siyata that Marcum had resigned as the Company’s independent certified public accounting firm effective as of March 21, 2023. Marcum’s resignation as the Company’s independent registered public accounting firm was accepted by the Audit Committee of the Board of Directors of the Company as of March 21, 2023.

Marcum served as the Company’s independent registered public accounting firm since May 24, 2022. However, Marcum did not audit the Company’s financial statements for any year, including the year ended December 31, 2022, and did not perform a review of the Company’s interim financial statements for the nine months ended September 30, 2022 but did review the Company’s interim financial statements for the six months ended June 30, 2022.

On March 21, 2023, the Company engaged Barzily & Co. (“Barzily”) as its new independent registered public accountant for the fiscal year ending December 31, 2022. Barzily has applied to register with the Canadian Public Accountability Board (“CPAB”), which like the Public Company Accounting Oversight Board in the United States, oversees public accounting firms that audit Canadian reporting issuers, but has not yet had its application accepted by the CPAB.

Barzily is currently performing the audit of the Company’s financial statements for the year ended December 31, 2022, but due to its late start, will not be in a position to sign and deliver its audit report to the Company by April 30, 2023. The letter from Barzily to the Company is attached hereto as Exhibit 99.1.

The Company intends to file the Form 20-F no later than May 15, 2023, the fifteenth calendar day after the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gerald Bernstein	514	824-7357
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Siyata’s results of operations for the fourth quarter and full year-ended December 31, 2022 will be significantly different than its results of operations from the corresponding period in the prior fiscal year due to: (i) the write off damaged inventory that occurred in the fourth quarter of 2022 as reported in the Company’s Form 6-K filed with the SEC on December 30, 2022, which, although covered by insurance, no insurance proceeds were received in that period, (ii) the changes in fair values of the warrant liability, (iii) the change in fair value of the promissory notes that were outstanding and paid off in the fourth quarter of 2022, and (iv) the accounting for a capital raise that occurred on October 12, 2022. The Company is unable, at this time, to quantify the changes in the results of operations for the year ended December 31, 2022 compared to the prior year.

Forward Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Notification. The forward-looking statements contained or implied in this Notification are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIYATA MOBILE INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 27, 2023	By	/s/ Marc Seelenfreund
Marc Seelenfreund
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

BARZILY & CO.

Certified Public Accountants

19 Hartom Street

(Beit-Binat) Har-Hotzvim

Israel 9777518

Tel: 073-2366200 | Fax: 02-6231340

April 27, 2023

Siyata Mobile Inc.

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

Attn: Mr. Marc Seelenfreund, Chief Executive Officer

Re: Audit of Financial Statements

Dear Mr. Seelenfreund:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of Siyata Mobile Inc.’s (the “Company”) inability to timely file its annual report on Form 20-F for the year ended December 31, 2022, the factors described in the succeeding paragraph make impractical the submission of our report as of a date which will permit timely filing of your 2022 annual report with the Commission.

The Company’s Form 20-F is required to include the Company’s audited financial statements for the year ended December 31, 2022. Due to the fact that this accounting firm was engaged in late March 2023, the audit report for the year ended December 31, 2022 has yet to be completed and is not expected to be completed by April 30, 2023.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

Very truly yours

/s/Hillel Steinberger
Hillel Steinberger, CPA